September 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Keira Nakada
Kenneth Vaughn
Jeffrey Gabor
Mary Beth Breslin

Re:	NuCana plc
Registration Statement on Form F-1
File No. 333-220321
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NuCana plc (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m. Eastern time on September 27, 2017, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., by calling John T. Rudy at (617) 348-3050 or Adam Davey at (617) 348-1667 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

It is the registrant’s understanding that its registration of the American Depositary Shares of the registrant under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-38215) shall automatically become effective upon the later of the Securities and Exchange Commission’s receipt of certification from The NASDAQ Stock Market LLC with respect to the American Depositary Shares of the registrant and the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

NuCana plc

By:	/s/ Hugh S. Griffith
Name: Hugh S. Griffith
Title: Chief Executive Officer